Exhibit 99.6

Financial Statements (IFRS)

Financial Statements (IFRS) as at and
for the years ended December 31, 2015 and 2014

Financial Statements	2
Notes to the Financial Statements	6

AC Immune SA
EPFL Innovation Park
1015 Lausanne

Switzerland

Financial Statements (IFRS)

Balance Sheets

in CHF thousands		For the Years Ended December 31,
	Notes	2015	2014

ASSETS

Non-current assets
Property, plant and equipment	4	500	544
Financial assets	5	85	85
Total non-current assets		585	629

Current assets
Prepaid expenses	6	2'508	373
Accrued income	6	47	53
Other current receivables	7	269	25'935
Cash and cash equivalents	8	76'522	3'306
Total current assets		79'346	29'667

Total assets		79'931	30'296

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity
Share capital	9	928	854
Share premium		110'496	83'068
Accumulated losses		(40'381)	(60'455)
Total shareholders' equity		71'043	23'467

Non-current liabilities
Net employee defined benefit liabilities	15	2'787	2'410
Total non-current liabilities		2'787	2'410

Current liabilities
Trade payables & other payables	10	1'719	1'584
Accrued expenses	10	4'337	2'630
Deferred income	10	45	205
Total current liabilities		6'101	4'419

Total liabilities		8'888	6'829

Total shareholders' equity and liabilities		79'931	30'296

The accompanying notes are an integral part of these financial statements.

Financial Statements (IFRS)

Income Statements

For the Years Ended December 31,

in CHF thousands except for share and per share data	Notes	2015	2014

Revenue
Contract revenue	11	39'090	30'269
Total revenue		39'090	30'269

Operating expenses
Research & development expenses	12	(17'049)	(16'116)
General & administrative expenses	12	(3'417)	(3'436)
Total operating expenses		(20'466)	(19'552)
Operating income		18'624	10'717

Finance income		1'617	9
Interest income		55	22
Finance costs		(26)	(4)
Finance result, net		1'646	27

Income before tax		20'270	10'744
Income tax expense	14	-	-
Income for the period		20'270	10'744

Earnings per share (EPS):
Basic, income for the period attributable to equity holders		0.47	0.25
Diluted, income for the period attributable to equity holders		0.44	0.24
Weighted-average number of shares used to compute EPS basic		43'412'250	42'684'750
Weighted-average number of shares used to compute EPS fully diluted		46'043'198	45'552'500

Statements of Comprehensive Income
	For the Years Ended December 31,
in CHF thousands	2015	2014

Income for the period	20'270	10'744

Other comprehensive income not to be reclassified to income or loss in subsequent periods (net of tax)
- Re-measurement losses on defined benefit plans	(736)	(1'318)

Total comprehensive income, net of tax	19'534	9'426

The accompanying notes are an integral part of these financial statements.

Financial Statements (IFRS)

Statements of Changes in Equity

in CHF thousands	Share capital	Share premium	Accumulated losses	Total

Balance at January 1, 2014	812	73'211	(70'092)	3'931
Net Income for the period in 2014	-	-	10'744	10'744
Other comprehensive income / (loss)	-	-	(1'318)	(1'318)
Total comprehensive income	-	-	9'426	9'426

Share-based payments	-	-	211	211
Issue of capital	42	9'857	-	9'899
- preferred Series D shares	42	9'854	-	9'896
- exercise of options	-	3	-	3
Transaction costs	-	(105)	-	(105)
Balance at December 31, 2014	854	83'068	(60'455)	23'467

in CHF thousands	Share capital	Share premium	Accumulated losses	Total

Balance at January 1, 2015	854	83'068	(60'455)	23'467
Net Income for the period in 2015	-	-	20'270	20'270
Other comprehensive loss	-	-	(736)	(736)
Total Comprehensive loss	-	-	19'534	19'534

Share-based payments	-	-	540	540
Issue of capital	74	29'567	-	29'641
- preferred Series E shares	62	29'437	-	29'499
- exercise of options	12	130	-	142
Transaction costs	-	(2'139)	-	(2'139)
Balance at December 31, 2015	928	110'496	(40'381)	71'043

The accompanying notes are an integral part of these financial statements.

Financial Statements (IFRS)

Statements of Cash Flows

	For the Years Ended December 31,
in CHF thousands	2015	2014

Operating activities
Net income for the period	20'270	10'744
Adjustments to reconcile net income for the period to net cash flows :
Depreciation of property, plant & equipment	287	298
Finance result, net	(1'646)	(27)
Share-based compensation expense	540	210
Changes in pensions	(359)	164
Changes in working capital:
Prepaid expenses	(2'135)	141
Accrued income	6	(53)
Other current receivables	25'666	(25'744)
Other current liabilities	1'707	2
Deferral of unearned revenue (current)	(160)	(3'717)
Accounts payable	(141)	341
Cash provided by/(used in) operating activities	44'035	(17'641)
Interest income	55	22
Finance costs	(6)	(5)
Net cash flows provided by/(used in) operating activities	44'084	(17'624)

Investing activities
Purchases of property, plant and equipment	(244)	(128)
Other non-current assets	-	(3)
Net cash flows used in investing activities	(244)	(131)

Financing activities
Proceeds from issuance of preferred Series E / D shares	29'499	10'000
Transaction costs of issue of shares	(1'859)	(200)
Proceeds from issuance of shares - option plan	87	4
Cost on issue of shares - option plan	(4)	(3)
Proceeds from employee loan repayments	55	-
Net cash flows from financing activities	27'778	9'801

Net increase / (decrease) in cash and cash equivalents	71'618	(7'954)

Cash and cash equivalents at January 1	3'306	11'251
Exchange gains on cash and cash equivalents	1'598	9
Cash and cash equivalents at December 31	76'522	3'306
Net increase / (decrease) in cash and cash equivalents	71'618	(7'954)

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (IFRS) (in CHF thousands)

Notes to the Financial Statements

1.	General information

AC Immune SA (the “Company”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, tau and alpha-synuclein. Our lead product candidate is crenezumab, a humanized, monoclonal, conformation-specific anti-Abeta antibody that we developed using our proprietary SupraAntigen platform. Crenezumab is expected to enter Phase 3 clinical studies in early 2016 and we believe it has the potential to become a best-in-class disease-modifying treatment for AD. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on February 13, 2003 in Basel and effective August 25, 2003 was transitioned into a stock company. The Company’s corporate headquarters are located at EPFL Innovation Park Building B, Ecublens/Lausanne, Vaud, Switzerland.

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.	Basis of preparation

Going concern

The financial statements have been prepared on the basis that the Company will continue as a going concern after considering the Company’s cash position of CHF 76.5 million as at December 31, 2015 which includes cash related to the Company’s Series E financing totaling CHF 28.9 million concluded in October 2015.

To date, the Company has financed its cash requirements primarily from share issuances and revenues from collaboration agreements. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel, and (v) acquire capital to support its operations.

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These financial statements have been approved for issue by the Board of Directors on March 12, 2016.

Notes to the Financial Statements (IFRS) (in CHF thousands)

Basis of measurement

The financial statements have been prepared under the historical cost convention.

Functional currency

The financial statements of the Company are presented in Swiss Francs (CHF), which is also the functional currency of the Company. All financial information presented in Swiss francs (except for share capital and earnings per share data) has been rounded to the nearest thousand CHF (CHF thousands), unless otherwise indicated. The Company also has transactions denominated in U.S. Dollars ($) and Euros (EUR) that are translated to CHF at the date of transaction or as of the balance sheet date.

3.	Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Current vs. non-current classification

The Company presents assets and liabilities in the balance sheet based on current/non-current classification. The Company classifies all amounts to be realized or settled within twelve months after the reporting period to be current and all other amounts to be non-current.

Foreign currency transactions

Foreign currency transactions are translated into the functional currency Swiss Francs (CHF) using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at reporting date. Any gains or losses from these translations are included in the income statement in the period in which they arise.

Revenue recognition

Revenue includes license fees, milestone payments as well as revenue from research agreements associated with collaborations with third parties and grants from public institutions and foundations.

Upfront fees

Revenue from non-refundable, upfront license fees and performance milestones where the Company has continuing involvement is recognized over the estimated performance or agreement period, depending on the terms of the agreement. The recognition of revenue is prospectively changed for subsequent changes in the development or agreement period.

For collaboration agreements on product candidates that are (i) in clinical development, (ii) where the upfront payment reflects a payment for past investments the Company has made in the development of the product candidate, access to the product candidate, the associated intellectual property and our knowledge, and, (iii) where there is no further performance commitment, pursuant to guidelines on revenue recognition as contained in IAS 18, the Company recognizes the fair value of the upfront payment at the time of entering into the collaboration agreement. For collaboration agreements (i) in clinical development but where conditions (ii) and (iii) are not met, the Company recognizes revenue from upfront payments under our collaboration agreements pro-rata over the term of the estimated period of performance under each agreement.

For collaboration agreements, in addition to receiving upfront payments, the Company is also entitled to milestone and other contingent payments upon achieving pre-defined objectives.

Notes to the Financial Statements (IFRS) (in CHF thousands)

Milestone payments

Revenue from milestones, if they are non-refundable and deemed substantive, are recognized upon successful accomplishment of the milestones. To the extent that non-substantive milestones are achieved and the Company has remaining performance obligations, milestones are deferred and recognized as revenue over the estimated remaining period of performance.

Grant revenue

Grants provide funding for certain types of expenditures in connection with research and development activities over a contractually-defined period. Revenue related to grants is recognized in the period during which the related costs are incurred and the related services are rendered, provided that the applicable performance obligations under the grants have been met.

Research and development expenditure

Given the stage of development of the Company’s products, all research expenditure is recognized as expense when incurred.

For external research contracts the “stage of completion” method is used to estimate the amount of accrued expense related to the research projects for its clinical studies. The Company estimates its accrued expenses as of the balance sheet date in the financial statement based on facts and circumstances known at the time.

Registration costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Upfront payments relating to in-licensing agreements are recognized over an appropriate, project-specific duration.

Property, plant and equipment

Equipment is shown at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the items. Depreciation is calculated using a straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

IT equipment	3 years
Laboratory equipment	5 years
Leaseholds improvements	5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Where an asset’s carrying amount is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Profits and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Intangible assets

Expenditure to acquire patents, trademarks and licenses is capitalized and amortized using the straight-line method over their useful lives of five years.

Impairment losses at the balance sheet date are charged against the income statement.

Notes to the Financial Statements (IFRS) (in CHF thousands)

Financial assets & liabilities

The Company’s financial assets and liabilities are only comprised of receivables, cash and cash equivalents and trade payables.

Receivables

Receivables are non-derivative financial assets with fixed payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as long-term assets.

Receivables are measured at amortized cost. Amortized cost is the amount at which the receivable is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount.

Cash and cash equivalents

Cash and cash equivalents at the bank comprise the cash on hand. All cash and cash equivalents are either in cash or in deposits with less than 3 months’ duration.

Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

The Company assesses at each period whether there is objective evidence that those financial assets are impaired. Impairment losses are recognized in the income statement.

Share capital

Ordinary (Common) Shares as well as all Preferred Shares are classified as equity.

Expenses directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds. AC Immune has five classes (Class A, B, C, D and E) of Preferred Shares outstanding. The Preferred Shares are a class of shares that AC Immune SA issued in connection with five separate capital increases and convey voting rights and certain other rights to their holders.

The holders of Preferred Shares own 80.1% of the total amount of shares outstanding (assuming conversion of the Preferred Shares into Common Shares on a one-for-one basis), have been the primary source of equity financing for the Company over the past 13 years and the Company’s Board of Directors consists predominantly of holders of Preferred Shares. The Preferred Shares do not have mandatory redemption features and the redemption of the Preferred Shares is within the control of the Company’s Board of Directors.

Our Shareholders’ Agreement allows for the conversion of Preferred Shares into Common Shares under certain circumstances, all of which are at the discretion of the Board or our Shareholders. The Preferred Shares have to be converted into Common Shares in the event of a change of control or an initial public offering or some other form of liquidity event.

The voting rights associated with Preferred Shares are the same as for Common Shares-each Preferred Share entitles the holder to one vote. No dividends have been paid on the Preferred Shares and the holders of Preferred Shares are not entitled to any dividends unless dividends are paid on the Common Shares.

The Preferred Shares have a liquidation preference wherein, in the event of a change of control or a liquidation of the Company, the holders of Preferred Shares are entitled to receive, prior and in preference to the holders of Common Shares, the amount corresponding to the price paid for each Preferred Share.

Notes to the Financial Statements (IFRS) (in CHF thousands)

Thereafter, all holders of Preferred Shares will participate with the holders of Common Shares on an as-if-converted basis in any remaining proceeds.

On October 23, 2015, AC Immune completed a 250-for-1 stock split.  The split applies to all of AC Immune’s outstanding common shares, preferred shares (Series A, B, C, D and E) and vested and unvested options.  The stock split has an impact on the earnings per share (“EPS”).  To facilitate a comparison of EPS figures, the 2015 and 2014 reported EPS figures were adjusted to reflect the stock split.  Footnotes 9 (share capital), 16 (share based compensation) and 18 (earnings per share) have all been prepared taking into consideration the 250-for-1 stock split.

Employee benefits

Post-employment benefits

The Company operates the mandatory pension schemes for its employees in Switzerland. The schemes are generally funded through payments to insurance companies or trustee-administered funds. The Company has a pension plan designed to pay pensions based on accumulated contributions on individual savings accounts. However, this plan is classified as a defined benefit plan under IAS 19.

The net pension liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. The defined benefit obligation is in all material cases calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries, pension increases as well as discount rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability.

Share-based compensation

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of options and shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of instruments that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

Stock options granted under the Company’s stock option plans A, B and C are valued using the Black-Scholes model (see Note 16). This valuation model as well as parameters such as expected volatility and expected term of the stock options was partially based on management’s estimates.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Notes to the Financial Statements (IFRS) (in CHF thousands)

Taxation

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the country where the Company operates and generates taxable income. Taxation is provided for in accordance with the fiscal regulations of the respective country in which the Company operates. Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. If required, deferred taxation is provided in full using the liability method, on all temporary differences at the reporting dates. It is calculated at the tax rates that are expected to apply to the period when it is anticipated the liabilities will be settled, and it is based on tax rates (and laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Although the Company has substantial tax loss carryforwards, historically, due to the fact that the Company had limited certainty on key milestones, it has not recognized any deferred tax assets.

Earnings per share

The Company presents basic earnings per share for each period in the financial statements. The earnings per share is calculated by dividing the earnings of the period by the weighted average number of shares (common and preferred) outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if dilutive securities such as share options were vested or exercised into common shares or resulted in the issuance of common shares that would participate in net income. Anti-dilutive shares are excluded from basic and dilutive earnings per share calculation.

Critical judgments and accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on collaboration and licensing agreements, (ii) clinical development accruals, (iii) pensions, (iv) income taxes and (v) stock-based compensation. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Income taxes

As disclosed in Note 14, the Company has tax losses which will expire after the tax holiday period. These tax losses represent potential value to the Company to the extent that the Company is able to create taxable profits before the expiry period of these tax losses. The Company has not recorded any deferred tax assets in relation to these tax losses.

Preferred shares

Significant judgment is required in determining the classification of the Preferred Shares issued by the Company as either equity or liabilities. The Preferred shareholders receive certain preference rights that represent a significant proportion of the net assets of the Company in the case of liquidation or certain exit events, the occurrence of which are outside the control of the Company.

Notes to the Financial Statements (IFRS) (in CHF thousands)

Segment reporting

The Company has one segment. The Company currently focuses all of its resources on discovering and developing therapeutic and diagnostic products targeting misfolded proteins which are present in a broad range of neurodegenerative diseases.

As a result, management considers that there is only one operating segment.

Standards, amendments and interpretations effective in current reporting period but without impact on the Company financial statements

The following standards, amendments and interpretation currently are mandatory for accounting periods beginning on or after January 1, 2015 but did not have any effect on the Company financial statements:

•	Amendments to IAS 19: Defined Benefits Plans: Employee Contributions

•	Annual Improvements to IFRSs 2010-2012 Cycle (except for the amendment to IFRS 3 Business combinations

•	Annual Improvements to IFRSs 2011-2013 Cycle

Standards, amendments and interpretations to existing standards not yet effective

Certain new standards, amendments and interpretations to existing standards have been published and are mandatory for accounting periods beginning on or after January 1, 2016 or later periods but which the Company has not adopted early:

Recently released Standards/ Interpretations	Date Issued	Effective date (mostly annual periods beginning on or after) Early adoption is often permitted	Planned application by AC Immune
Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28)	Dec 2014	Annual periods beginning on or after January 1, 2016, with early application permitted	Non applicable
Disclosure Initiative (Amendments to IAS 1)	Dec 2014	Annual periods beginning on or after January 1, 2016, with early application permitted	Jan 1, 2016
Annual Improvements 2012-2014 Cycle	Sept 2014	Annual periods beginning on or after January 1, 2016, with earlier application being permitted	Jan 1, 2016
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)	Sept 2014	Annual periods beginning on or after January 1, 2016, with earlier application being permitted	Non applicable

Notes to the Financial Statements (IFRS) (in CHF thousands)

Recently released Standards/ Interpretations	Date Issued	Effective date (mostly annual periods beginning on or after) Early adoption is often permitted	Planned application by AC Immune
Equity Method in Separate Financial Statements (Amendments to IAS 27)	Aug 2014	Annual periods beginning on or after January 1, 2016, with earlier application being permitted	Non applicable
IFRS 9 Financial instruments	Nov 2009 to July 2014	Effective Jan 1, 2018 with early adoption allowed Early application of the own credit risk improvements, prior to any other changes in the accounting for financial instruments, is permitted by IFRS 9	Jan 1. 2018
Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41)	June 2014	An entity shall apply those amendments for annual periods beginning on or after January 1, 2016. Earlier application is permitted.	Non applicable
IFRS 15 Revenue from Contracts with Customers	May 2014	Annual periods beginning on or after January 1, 2018. Earlier application permitted.	Jan 1, 2018
Clarification of Acceptable Methods of Depreciation and Amortization Amendments to IAS 16 and IAS 38	May 2014	An entity shall apply those amendments prospectively for annual periods beginning on or after January 1, 2016. Earlier application is permitted.	Jan 1, 2016
Accounting for Acquisitions of Interests in Joint Operations Amendments to IFRS 11	May 2014	An entity shall apply those amendments prospectively in annual periods beginning on or after January 1, 2016.	Non applicable
IFRS 14 Regulatory Deferral Accounts	Jan 2014	Effective for an entity’s first annual IFRS financial statements for a period beginning on or after January 1, 2016. Earlier application is permitted	Non applicable
IFRS 16 Leases	Jan 2016

Effective for annual periods beginning on or after 1 January 2019 (subject to EU endorsement)

Effective for annual period beginning on or after January 1, 2019. Earlier application is permitted if IFRS 15 has also been applied.

Jan 1. 2019

Recently released Standards/ Interpretations	Date Issued	Effective date (mostly annual periods beginning on or after) Early adoption is often permitted	Planned application by AC Immune
Annual Improvements 2012-2014 Cycle (IAS 12 Income Taxes)	Jan 2016	Effective for annual period beginning on or after January 1, 2017.	Jan 1. 2017

The Company has not yet evaluated the impact of these revised standards and amendments on its financial statements.

4.	Property, plant and equipment

in CHF thousands	Laboratory	IT	Building
	Equipment	Equipment	and Furniture	Total
Historical cost
As of January 1, 2014	1'741	128	136	2'005
Acquisitions	74	44	10	128
As of January 1, 2015	1'815	172	146	2'133
Acquisitions	243	-	-	243
As of December 31, 2015	2'058	172	146	2'376

Accumulated depreciation
As of January 1, 2014	1'146	72	74	1'292
Depreciation	251	28	18	297
As of January 1, 2015	1'397	100	92	1'589
Depreciation	232	38	17	287
As of December 31, 2015	1'629	138	109	1'876

Net book value December 31, 2015	429	34	37	500

Net book value December 31, 2014	418	72	54	544

5.	Financial assets

	For the Years Ended December 31,
in CHF thousands	2015	2014

Rental deposit (restricted cash)	82	82
Security Deposit	3	3
Total	85	85

AC Immune has a two deposits in escrow accounts totaling CHF 85 thousand associated with the lease of the Company’s premises.

Notes to the Financial Statements (IFRS) (in CHF thousands)

6.	Prepaid expenses and accrued income

	For the Years Ended December 31,
in CHF thousands	2015	2014

Prepaid expenses	339	373
Deferred offering costs	2'169	-
Grant receivable	47	53
Total	2'555	426

The prepaid expenses relate mainly to research contracts with down-payments at contract signature and their related activities will start or continue in 2016.

Deferred offering costs, which consist primarily of direct incremental legal, accounting and printing costs relating to the Company’s planned initial public offering (“IPO”), are capitalized within prepaid expenses.  The deferred offering costs will be offset against IPO proceeds upon the consummation of the IPO.  In the event the IPO is terminated, deferred offering costs will be expenses.  As at December 31, 2015, CHF 2,169 thousand (2014: none) of deferred offering costs were capitalized in prepaid expenses on the balance sheet.

7.	Other current receivables

	For the Years Ended December 31,
in CHF thousands	2015	2014

Other receivables	103	25'863
Swiss VAT	147	64
Withholding tax	19	8
Total	269	25'935

The maturity of these assets is less than three months. The Company considers the counterparty risk as low and the carrying amount of these receivables is considered to correspond to the fair value.

8.	Cash and cash equivalents

	For the Years Ended December 31,
in CHF thousands	2015	2014
Cash	76'522	3'306
Total	76'522	3'306

By Currency
CHF	19'812	2'517
EUR	2'371	482
USD	54'339	307
Total	76'522	3'306

At the balance sheet date, Company funds were held in CHF, EUR and USD bank accounts. Assets in EUR and USD were translated into CHF at a rate of 1.0916 and 0.9991, respectively.

Notes to the Financial Statements (IFRS) (in CHF thousands)

9.	Share capital

As of December 31, 2015, the issued share capital amounting to CHF 928,050 is comprised of 46,402,500 shares.

The table below summarizes the capital structure:

	For the Years Ended December 31,
	2015		2014
	Number	CHF	Number	CHF
Common shares with a nominal value of CHF 0.02 each	9,227,250	184,545	8,633,000	172,660
Preferred shares Series A with a nominal value of CHF 0.02	3,538,000	70,760	3,538,000	70,760
Preferred shares Series B with a nominal value of CHF 0.02	16,782,500	335,650	16,782,500	335,650
Preferred shares Series C with a nominal value of CHF 0.02	9,619,000	192,380	9,619,000	192,380
Preferred shares Series D with a nominal value of CHF 0.02	4,122,500	82,450	4,122,500	82,450
Preferred shares Series E with a nominal value of CHF 0.02	3,113,250	62,265	-	-
	46,402,500	928,050	42,695,000	853,900

Common and Preferred Shares have a nominal value of CHF 0.02 and are fully paid in. In a liquidation or winding up event (including trade sale), Preferred A, B, C, D and E Shares are senior to common shares in such a way that Preferred shareholders get in advance, prior and in preference to the holders of common shares, the amount corresponding to the price paid for each Preferred Share. The remaining funds shall be distributed pro-rata to all shareholders.

On October 23, 2015, AC Immune completed a 250-for-1 stock split. The split applies to all of AC Immune’s outstanding common shares, preferred shares (Series A, B, C, D and E) and vested and unvested options. The stock split has an impact on the earnings per share (“EPS”). To facilitate a comparison of EPS figures, the 2015 and 2014 reported EPS figures were adjusted to reflect the stock split.

Increase of Conditional Capital

The Extraordinary General Assembly held on November 28, 2013, approved an increase of the conditional capital of 727,500 (split-adjusted) registered Common Shares with a par value of CHF 0.02. These shares are reserved for the Company’s stock option plan.

Issuance of Preferred Shares

On October 23, 2015 the Company successfully completed a financing round of USD 30 million (CHF 29.4 million). The split-adjusted share price of the round was USD 9.63624 for each of the 3,113,250 Series E Preferred Shares.

On December 13, 2013, the Company approved a CHF 20 million capital increase.  The capital increase was completed in two stages with 2,061,250 shares issued immediately in December 2013 at CHF 4.8516 per share raising gross proceeds of CHF 10 million and the second tranche completed in May 2014 with the Company issuing 2,061,250 shares at CHF 4.8516 per share raising gross proceeds of CHF 10 million.

Notes to the Financial Statements (IFRS) (in CHF thousands)
10.	Trade payables and accrued liabilities

	For the Years Ended December 31,
in CHF thousands	2015	2014

Trade payables	1'719	1'584
Accrued R&D costs	1'661	712
Accrued payroll expenses	1'304	1'318
Other accrued expenses	1'372	600
Current portion of deferred Income	45	205
Total	6'101	4'419

An accrual of CHF 880 thousand and CHF 947 thousand was recognized for performance-related remuneration relating to 2015 and 2014, respectively.

Current portion of deferred income

In 2015 we received a grant from the Michael J Fox Foundation for developing an alpha-synuclein protein positron emission tomography (PET) imaging agent. The grant covers an 18 month period. We recognized revenues on a straight line basis over the period of the grant. As of December 31, 2015, the remaining CHF 45 thousand is recorded as a current liability in deferred income.

In May 2014, AC Immune SA and Piramal Imaging, a division of Piramal Enterprises Ltd. entered into an exclusive worldwide license agreement for the research, development and commercialization of AC Immune’s tau tracers supporting the diagnosis and clinical management of AD and potential tau-related disorders.

The upfront payment of EUR 500 thousand (CHF 616 thousand) received in May 2014 from this collaboration is deferred over a period of 12 months. No deferred income was recognized during the year ended on December 31, 2015.

11.	Revenues

	For the Years Ended December 31,
in CHF thousands	2015	2014

Collaboration and license revenue	38'745	30'179
Grant revenue	316	75
Other	29	15
Total	39'090	30'269

Anti-Abeta antibody in AD - Collaboration agreement of 2006 with Genentech

In November 2006, AC Immune signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal antibody targeting misfolded Abeta in July 2015, Genentech announced it will commence Phase 3 clinical studies for crenezumab in 2016. If crenezumab receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes with different royalty rates applicable in the U.S. and Europe. These percentage rates range from the low double digits to the mid-teens.

Notes to the Financial Statements (IFRS) (in CHF thousands)

Under the agreement with Genentech, we may become eligible to receive payments totaling up to approximately $340 million, excluding royalties. As at December 31, 2015 we have received total payments of $65 million (CHF 70.1 million): $40 million (CHF 45.8 million) were received in three milestone payments prior to 2013 and $25 million (CHF 24.3 million) were received in July 2015.

We recognized the Phase 3 payment in our financials since there is no further performance requirement on our side. The agreement provides for a second therapeutic product based on the same intellectual property and anti-Abeta antibody compound as well as an anti-Abeta diagnostic product. Genentech may terminate the agreement at any time by providing three months’ notice to us. In such event all costs incurred are still refundable.

Anti-tau antibody in AD – Collaboration agreement of 2012 with Genentech

In June 2012, we entered into a second partnership with Genentech to commercialize our anti-tau antibodies for use as immunotherapeutics. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to high single digits. The agreement also provides for collaboration on two additional indications built on the same anti-tau antibody program as well as a potential anti-tau diagnostic product.

To date we have received payments totaling CHF 31 million including a CHF 14 million milestone payment received in 2015. In June 2015, the Company recognized as revenue a milestone payment of CHF 14 million as there is no further performance obligation. This milestone was due upon the ED-GO decision by Genentech on the anti-tau antibody’s product in AD. At the same time, Genentech announced that it intends to move the anti-tau antibody program into Phase 1 clinical studies in late 2016.

Genentech may terminate the agreement at any time by providing three months’ notice to us. In such event all costs incurred are still refundable.

Tau Vaccine in AD – Collaboration agreement of 2014 with Janssen Pharmaceuticals

In December of 2014, we entered into a partnership with Janssen Pharmaceuticals, a Johnson & Johnson company, to develop and commercialize therapeutic anti-tau vaccines for the treatment of AD and potentially other tauopathies. The partnership includes a worldwide exclusive license and research collaboration. We and Janssen will co-develop the lead therapeutic vaccine, ACI-35, through Phase 1b completion. From Phase 2 and onward, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35. ACI-35 is an active therapeutic vaccine stimulating the patient’s immune system to produce a polyclonal antibody response against phosphorylated tau protein.

The agreement also allows for the collaboration to be expanded to a second indication based on the same anti-tau vaccine program and intellectual property related to this program.

We received an upfront payment of CHF 25.9 million which we recognized in 2014 and are eligible to receive development, regulatory and commercialization milestone payments for AD and a potential second indication outside of AD. Additionally, we will receive royalties on sales at a percentage rate ranging from the low double digits to mid-teens. The two companies have entered into a three-year joint research collaboration to further characterize and develop novel vaccine therapies for the treatment of tauopathies.

As part of this agreement, AC Immune has committed to spending CHF 13.8 million in research and development to the end of Phase 1b which is currently anticipated at the end of 2016. Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the Phase 1b clinical study by providing 90 days’ notice to us.

The recognition of the upfront payment from Janssen was recorded at the time of receipt as the Company determined that the license granted to Janssen was a separate, non-contingent deliverable under the agreement. The Company determined the license had stand-alone value based on Janssen’s ability to

Notes to the Financial Statements (IFRS) (in CHF thousands)

create value from the license without our R&D support services due their extensive experience in vaccine development and production which would allow them to complete the phase 1b clinical trials.

Tau-PET imaging agent in AD – Collaboration agreement of 2014 with Piramal Imaging

In May 2014, we entered into our first diagnostic partnership with Piramal Imaging, one of the world leaders in imaging products. The agreement with Piramal is for a compound from the Morphomer chemical library that binds pathogenic tau aggregates for use as a PET tracer. The exclusive, worldwide licensing agreement with Piramal Imaging includes upfront and sales milestone payments totaling up to EUR 157 million, plus royalties on sales at a percentage rate ranging from mid-single digits to low double digits. We received an upfront payment of EUR 500 thousand and are entitled to further clinical milestones totaling EUR 7 million should the compound make it through to Phase 3 clinical studies and are further entitled to regulatory, commercialization and sales based milestones totaling EUR 150 million.

Piramal may terminate the agreement at any time after the first eighteen months from the effective date of this agreement by providing three months’ notice to us.

Grant

In 2014 we recognized revenue associated with a research grant given to us by a European Institution in October of 2011 and which had a 3-year duration. We recognized the revenues on a straight line basis over the period of the grant.

In 2015 we received a grant from the Michael J Fox Foundation for developing an alpha-synuclein PET imaging agent. The grant covers an 18 month period. We recognized revenues on a straight line basis over the period of the grant.

12.	Expenses by category

Research and Development

	For the Years Ended December 31,
in CHF thousands	2015	2014

Operating expenses	10'476	9'990
Payroll expenses	5'879	5'669
Share-based compensation	407	159
Depreciation of tangible fixed assets	287	298
Total research and development expenses	17'049	16'116

Administration

	For the Years Ended December 31,
in CHF thousands	2015	2014

Operating expenses	1'377	1'437
Payroll expenses	1'908	1'947
Share-based compensation	132	52
Total general and administrative expenses	3'417	3'436

Notes to the Financial Statements (IFRS) (in CHF thousands)

13.	Related-party transactions

Key management including the Board of Directors (five individuals) and the Executive Management (four individuals) compensation is:

	For the Years Ended December 31,
in CHF thousands	2015	2014

Short-term employee benefits	1'776	1'631
Post-employment benefits	124	97
Share-based compensation	8	8
Total	1'908	1'736

In July 2015, George Pavey joined AC Immune as Chief Financial Officer and a member of Executive Management. At the same time, Jean-Fabien Monin assumed the role of Chief Administrative Officer. He had previously been Chief Financial Officer since 2009.

Friedrich von Bohlen and Peter Bollmann joined the Board of Directors of AC Immune in October and December 2015, respectively. Friedrich von Bohlen replaced Christof Hettich who stepped down from the Board in August 2015. Beat Guertler resigned from the board in December 2015. His position was assumed by Peter Bollmann.

Short-term employee benefits comprise of salaries, bonus payments, social security and expenses allowances.

45,000 and 62,500 options were granted in 2015 and 2014, respectively, to the Executive Management of the Company. Zero and 51,250 options were granted in 2015 and 2014, respectively, to the Directors of the Company.

14.	Income taxes

For the Years Ended December 31,
in CHF thousands	2015	2014
Income tax recognized in profit or loss
Current tax	-	-
Deferred tax	-	-
Total	-	-

The income tax expense for the year can be reconciled to the accounting profit as follows:

For the Years Ended December 31,
in CHF thousands	2015	2014

Accounting income before income tax	20'270	10'744
Tax expense calculated at the statutory rate of 22.5% (2014: 22.5%)	4'566	2'420
Effect of Swiss Tax Holidays	-	(2'420)
Unrecognized carry forward tax loss	(4'566)	-
Effective income tax rate benefit / (expense)	-	-

Notes to the Financial Statements (IFRS) (in CHF thousands)

The tax rate used for the 2015 and 2014 reconciliations above is the corporate tax rate of 22.5% payable by corporate entities in the Canton of Vaud, Switzerland on taxable profits under tax law in that jurisdiction.

In 2015, AC Immune was able to avail itself of tax loss carryforwards to reduce its effective tax rate to zero.

The Company was granted by the Canton de Vaud, Switzerland, a 10-year tax holiday for all income and capital taxes on a communal and cantonal level, commencing in the fiscal year 2005 and valid through to December 31, 2014. It has also been granted a 9-year tax holiday for direct Swiss Federal tax commencing in the fiscal year 2006 through to December 31, 2014. Consequently, the effective tax rate for 2014 was zero.

For the Years Ended December 31,
in CHF thousands	2015	2014
Unrecognized deductible temporary differences, unused tax losses and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:
- Tax Losses	29'079	49'253
- Deductible temporary differences related to the retirement benefit plan	2'787	2'410
Total	31'866	51'663

Deductible temporary differences related to the retirement benefit plan do not expire. Tax losses expiry dates are shown in the table below:

in CHF thousands	2015	2014
Tax losses split by expiry date
December 31, 2015	-	-
December 31, 2016	-	-
December 31, 2017	-	11'961
December 31, 2018	2'175	10'388
December 31, 2019	16'566	16'566
December 31, 2020	10'338	10'338
December 31, 2021	-	-
Total	29'079	49'253

The tax losses available for future offset against taxable profits have decreased by CHF 20.2 million, representing the amount of tax losses that would have been used as an offset.

Consistent with prior years, the Company has not recorded any deferred tax assets in relation to the past tax losses available for offset against future profits as the recognition criteria have not been met at the balance sheet date.

15.	Retirement benefit plan

The Company participates in a collective foundation covering all of its employees including its executive officers. In addition to retirement benefits, the plan provides death or long-term disability benefits.

Notes to the Financial Statements (IFRS) (in CHF thousands)

Contributions paid to the plan are computed as a percentage of salary, adjusted for the age of the employee and shared approximately 46% and 54% by employee and employer, respectively.

This plan is governed by the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG), which requires contributions to be made to a separately administered fund. The fund has the legal form of a foundation and it is governed by the Board of Trustees, which consists of an equal number of employer’s and employee’s representatives. The Board of Trustees is responsible for the administration of the plan assets and for the definition of the investment strategy.

The collective foundation is governed by a foundation board. The board is made up of an equal number of employee and employer representatives of the different affiliated companies. The Company has no direct influence on the investment strategy of the foundation board.

The assets are invested by the pension plan, to which many companies contribute, in a diversified portfolio that respects the requirements of the Swiss BVG. Under the Plan, both the Company and the employee share the costs equally. The structure of the plan and the legal provisions of the BVG mean that the employer is exposed to actuarial risks. The main risks are investment risk, interest risk, disability risk and the life expectancy of pensioners. Through our affiliation with the pension plan, the Company has minimized these risks, since they are shared between a much greater number of participants.

The pension plan is exposed to Swiss inflation, interest rate risks and changes in the life expectancy for pensioners.

For accounting purposes under IFRS, the plan is treated as a defined benefit plan. Liabilities and assets are calculated annually by an independent actuary. In accordance with IAS 19, plan assets have been estimated at their fair market value and liabilities have been calculated according to the “Projected Unit Credit” method.

The following table sets forth the status of the defined benefit pension plan and the amount that should be recognized in the balance sheet:

For the Years Ended December 31,
in CHF thousands	2015	2014

Defined benefit obligation	(9'439)	(8'091)
Fair value of plan assets	6'652	5'681
Total Liability	(2'787)	(2'410)

Notes to the Financial Statements (IFRS) (in CHF thousands)

According to IAS 19, the following amounts have been recorded as net pension cost in the income statement:

	For the Years Ended December 31,
in CHF thousands	2015	2014

Service cost	641	521
Interest cost	101	137
Interest income	(76)	(118)
Impact of plan amendment	(584)	-
Net pension cost	82	540

The changes in defined benefit obligation, fair value of plan assets and unrecognized (gains) / losses are as follows:

A. Change in defined benefit obligation

in CHF thousands	2015	2014

Defined benefit obligation as of January 1	(8'091)	(6'044)
Service cost	(641)	(521)
Interest cost	(101)	(137)
Change in demographic assumptions	-	-
Change in financial assumptions	(591)	(1'303)
Other actuarial gains / (losses)	(176)	9
Plan amendment	584	-
Benefit payments	(48)	227
Employees' contributions	(375)	(322)
Defined benefit obligation as of December 31	(9'439)	(8'091)

B. Change in fair value of plan assets

in CHF thousands	2015	2014

Fair value of plan assets as of January 1	5'681	5'115
Interest income	76	118
Employees' contributions	375	322
Employer's contributions	441	377
Benefits payments	48	(227)
Plan assets Gains / (Losses)	31	(24)
Fair value of plan assets as of December 31	6'652	5'681

Employer’s contribution to the pension plan for the financial year 2016 are estimated to be CHF 478 thousand.

Notes to the Financial Statements (IFRS) (in CHF thousands)

C. Change in net defined benefit liability

in CHF thousands	2015	2014

Net defined benefit liabilities as of January 1	2'410	929
Net pension cost through Income Statement	82	540
Re-measurement through OCI	736	1'318
Employer's contribution	(441)	(377)
Net defined benefit liabilities as of December 31	2'787	2'410

The fair value of the plan assets is the cash surrender value of the insurance with AXA. The investment strategy defined by the Board of trustees follows a conservative profile.

The plan assets are primarily held within instruments with quoted market prices in an active market, with the exception of real estate and mortgages.

The actuarial assumptions used for the calculation of the pension cost and the defined benefit obligation of the defined benefit pension plan for the year 2015 and 2014 are as follows:

	For the Years Ended December 31,
	2015	2014

Discount rate	0.80%	1.25%
Rate of future increase in compensations	1.50%	1.50%
Rate of future increase in current pensions	0.50%	0.50%

Mortality and disability rates	BVG 2010G	BVG 2010G

In defining the benefits, the minimum requirements of the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG) and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits.

A quantitative sensitivity analysis for significant assumption as at December 31, 2015 is as shown below:

in CHF thousands

Assumptions	Discount rate		Future salary increase		Future pension cost
	+0.5% increase	-0.5% decrease	+0.5% increase	-0.5% decrease	+0.5% increase	-0.5% decrease
Defined benefit obligation	8'502	10'544	9'494	9'384	9'993	8'944
Impact on the net defined benefit obligation	937	(1'105)	(55)	55	(554)	495

The sensitivity analyses above have been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

Notes to the Financial Statements (IFRS) (in CHF thousands)

16.	Share-based compensation

The Company has the following share-based compensation plans outstanding:

PLAN	Number of instruments awarded	Vesting conditions	Contractual life of options

Stock option plan A	362'750	4 years' service from grant date	8 1/2 years
Stock option plan B	819'000	4 years' service from grant date	6 1/2 years
Stock option plan C1	5'920'750	4 years' service from grant date	6 years

The number and weighted average exercise prices (in CHF) of options under the share option programs for Plans A, B and C1 are as follows:

	2015			2014
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Term (Y)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Term (Y)
Outstanding at January 1	4,006,500	0.14548	3.8	3,768,000	0.22119	4.4
Forfeited during the year	(23,250)	0.00000	0.0	(4,500)	0.00000	0.0
Cancelled during the year	(15,250)	0.00000	0.0	(19,000)	0.00000	0.0
Exercised during the year	(594,250)	0.00000	0.0	(21,250)	0.00000	0.0
Granted during the year	24,750	0.00000	0.0	283,250	0.00000	0.0
Outstanding at December 31	3,398,500	0.14548	3.6	4,006,500	0.21668	4.5
Exerciseable at December 31	3,032,500	0.14548	3.4	3,370,000	0.23013	4.2

The exercise prices for all outstanding options was CHF 0.14548 as of December 31, 2015 and 2014.

The fair values of the options granted in 2015 and 2014 are CHF 1.76848 and CHF 0.77044, respectively. These fair values have been determined using the Black-Scholes model and an exercise price of CHF 0.14548 (2014: CHF 0.14548), a spot price of CHF 1.9104 (2014: CHF 0.90268), a risk-free interest rate of 0% (2014: 0.232%) and a volatility of 50% (2014: 50%) with an expected duration of 6 years (2014: 6 years).

The exercise price is set by the Board of Directors. The volatility is based on the historical trend of an appropriate sample of companies operating in the biotech and pharmaceutical industry. The risk-free interest rate is based on the CHF swap rate for the expected life of the option. The weighted average fair value of exercised common share options in 2015 is CHF 1.9104 (2014: CHF 0.90268).

The expense charged against the income statement for the financial year 2015 amounts to CHF 539 thousand (2014: CHF 211 thousand). The expense assumes a departure rate based on the fact that some beneficiaries will not be able to exercise.

Notes to the Financial Statements (IFRS) (in CHF thousands)

17.	Commitments and contingencies

	For the Years Ended December 31,
in CHF thousands	2015	2014

Within one year	5'989	3'235
Between one and five years	1111	924
Total	7'100	4'159

The Company has research contracts with several external service providers. As of December 31, 2015, external research projects for CHF 5.82 million were committed for 2016. Rental contract for laboratory and offices space at the EPFL Innovation Park in Ecublens/Lausanne can be cancelled within a 6 month notice period. As of December 31, 2015, rental contracts for CHF 169 thousand were committed for 2016.

18.	Earnings per share

	For the Years Ended December 31,
in CHF thousands except for share and per share data	2015	2014
Net income attributable to owners of the Company	20,270	10,744
Earnings per share (EPS):
Basic, income for the period attributable to equity holders	0.47	0.25
Diluted, income for the period attributable to equity holders	0.44	0.24
Weighted-average number of shares used to compute EPS basic	43,412,250	42,684,750
Weighted-average number of shares used to compute EPS fully diluted	46,043,198	45,552,500

For the years ended December 31, 2015 and 2014 basic and diluted earnings per share is based on the weighted average number of shares issued and outstanding.

19.	Sensitivity analysis

Foreign currency

The Company undertakes certain transactions denominated in foreign currencies. Hence, exposure to exchange rate fluctuations arises. Exchange rate exposures are managed by matching its cash holdings to the currency structure of its expenses.

As of December 31, 2015, if the CHF had strengthened/weakened by 10% against the EUR and the USD with all other variables held constant, the net loss for the period would have been lower/higher by CHF 5’613 thousand (2014: CHF 16 thousand), mainly as a result of foreign exchange gains/losses on transaction of EUR/USD denominated assets and liabilities.

Interest rates

The Company is not materially exposed to any interest rates fluctuations.

Notes to the Financial Statements (IFRS) (in CHF thousands)

20.	Financial instruments and risk management

The Company’s activities expose it to the following financial risks: market risk (currency risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The following table shows the carrying amounts of financial assets and financial liabilities:

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has the policy of matching its cash holdings to the currency structure of its expenses, which means that the Company holds predominately CHF, EUR and USD (see also Notes [8] and [19]).

Credit risk

The majority of the cash and cash equivalents is held within one bank. However, the credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Trade and other receivables are fully performing, not past due and not impaired (see Note [7]).

Liquidity risk

Inherent in the Company’s business are various risks and uncertainties, including its limited operating history and the high uncertainty that new therapeutic concepts will succeed. AC Immune’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) acquire and keep key personnel employed, and (iv) acquire additional capital to support its operations.

The Company’s approach of managing liquidity is to ensure sufficient cash to meet its liabilities when due. Therefore, management closely monitors the cash position on rolling forecasts based on expected cash flow to enable the Company to finance its operations for at least 24 months.

Based on the current cash position, the Company is well financed until the end of 2017.

The table below shows the maturities of the liquidity relevant financial liabilities as of December 31, 2015:

	For the Years Ended December 31,
in CHF thousands	2015	2014

Financial assets
Loans and receivables
Cash and cash equivalents	76'522	3'306
Other receivables	269	25'863
Total financial assets	76'791	29'169
Financial liabilities
Trade and other accounts payable	1'719	1'584
Total financial liabilities	1'719	1'584

Notes to the Financial Statements (IFRS) (in CHF thousands)

21.	Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to preserve the capital on the required statutory level in order to succeed in developing a cure against the AD.

22.	Segment and geographic reporting

The Company has one Segment. The Company currently focuses all of its resources on discovering and developing therapeutic and diagnostic products targeting misfolded proteins which are present in a broad range of neurodegenerative diseases.

As a result, management considers that there is only one operating segment under the requirements of IFRS 8, Operating Segments.

The Company’s geographic information is worldwide.

23.	Post balance sheet events

On April 14, 2016, AC Immune entered into an exclusive research collaboration agreement with Biogen covering the research and early clinical development of our alpha-synuclein PET Tracer program for Parkinson’s disease, and a second discovery collaboration to identify novel PET ligands against the neurodegeneration-associated protein, TDP-43.  Under the agreement, AC Immune is entitled to a technology access fee and will receive significant funding covering its research and development activities on the PET imaging programs. ACI will retain all intellectual property rights to any PET product developed for further commercialization.

On April 15, 2016, AC Immune completed a private placement of Series E preferred shares, each with a nominal value of CHF 0.02 per share (the “Series E Private Placement Extension”). An aggregate 1,401,792 Series E preferred shares were issued at a price of $9.6384 per preferred share to certain strategic investors, individuals and existing shareholder in the Series E Private Placement Extension for an aggregate subscription amount of approximately $13.5 million. The Series E preferred shares have substantially the same terms as the Series A, B, C and D preferred shares and will be as accounted for as equity on AC Immune’s balance sheet.